Exhibit 99.2

Jiuzi Holdings, Inc.

NOTICE OF 2025 extraordinary GENERAL MEETING

To be held at 11:00 AM local time on October 24, 2025

Notice is hereby given that the 2025 extraordinary general meeting (the “Meeting”) of Jiuzi Holdings, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, will be held at Unit A702, Building 5, Shenzhen Software Industry Base, Haitian Road, Binhai Community, Yuehai Street, Nanshan District, Shenzhen, China, for the following purposes:

1. To consider and, if thought fit, pass with or without amendments, the following resolutions of the Company:

RESOLUTION 1:

It is noted that the authorized share capital of the Company is US$9,750,000 divided into 5,000,000,000 shares of a par value of US$0.00195 each (the “Shares”).

It is to be resolved that every forty issued and unissued Shares be consolidated into one share of a par value of US$0.078 each (the “Share Consolidation”). Following the Share Consolidation, the authorized share capital of the Company will be US$9,750,000 divided into 125,000,000 shares each of a par value of US$0.078 each.

RESOLUTION 2:

It is to be resolved by special resolution that the sixth amended and restated memorandum and articles of association of the Company (the “Amended and Restated M&A”) to be approved as the memorandum and articles of association of the Company in complete substitution for the existing memorandum and articles of association of the Company.

By Order of the Board of Directors,

Jiuzi Holdings, Inc.

/s/ Tao Li
Tao Li

Chief Executive Officer

October 7, 2025

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Unit A702, Building 5, Shenzhen Software Industry Base, Haitian Road, Binhai Community, Yuehai Street, Nanshan District, Shenzhen, China or send copies of the foregoing by email to iris@jzxn.com, in each case marked for the attention of Jiuzi Holdings, Inc., not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is the one or more shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all shares.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Jiuzi Holdings, Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the 2025 extraordinary general meeting of the Company and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolutions:		For	Against	Abstain
1.

It is noted that the authorized share capital of the Company is US$9,750,000 divided into 5,000,000,000 shares of a par value of US$0.00195 each (the “Shares”).

It is to be resolved that every forty issued and unissued Shares be consolidated into one share of a par value of US$0.078 each (the “Share Consolidation”). Following the Share Consolidation, the authorized share capital of the Company will be US$9,750,000 divided into 125,000,000 shares each of a par value of US$0.078 each.

		☐	☐	☐
2.	It is to be resolved by special resolution that the sixth amended and restated memorandum and articles of association of the Company (the “Amended and Restated M&A”) to be approved as the memorandum and articles of association of the Company in complete substitution for the existing memorandum and articles of association of the Company.	☐	☐	☐

Dated                     2025

Executed by:

__________________________________

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided.
[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.